UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 333-265455

Rentokil Initial plc
(Registrant’s name)

Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Director/PDMR Shareholding dated 14 September 2022

Rentokil Initial plc (the Company)

The Company hereby announces that it has been notified that in respect of the interim dividend for the six months ended 30 June 2022, the following persons discharging managerial responsibility have acquired ordinary shares of 1 pence in the Company as detailed below as a result of their participation in the Company's Dividend Reinvestment Plan (DRIP).  The shares were purchased on 13 September 2022 at £5.576874 each.

Name	Number of DRIP shares acquired
Vanessa Evans	1
Stuart Ingall-Tombs	628
Alain Moffroid	1,040
John Myers	1,500
Andy Ransom	373

The notifications set out below are provided in accordance with the requirements of Article 19 of the UK Market Abuse Regulation and give further detail.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Vanessa Evans
2	Reason for the notification
a)	Position/status	Group HR Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Rentokil Initial plc
b)	LEI	549300VN4WV7Z6T14K68
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 1p each ISIN: GB00B082RF11
b)	Nature of the transaction	Acquisition of shares through the Company's Dividend Reinvestment Plan (DRIP).
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£5.576874	1
d)	Aggregated information - Aggregated volume - Total price	1 share £5.58
e)	Date of the transaction	13 September 2022
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stuart Ingall-Tombs
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Rentokil Initial plc
b)	LEI	549300VN4WV7Z6T14K68
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 1p each ISIN: GB00B082RF11
b)	Nature of the transaction	Acquisition of shares through the Company's Dividend Reinvestment Plan (DRIP).
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£5.576874	628
d)	Aggregated information - Aggregated volume - Total price	628 shares £3,502.28
e)	Date of the transaction	13 September 2022
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Alain Moffroid
2	Reason for the notification
a)	Position/status	Managing Director, Europe
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Rentokil Initial plc
b)	LEI	549300VN4WV7Z6T14K68
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 1p each ISIN: GB00B082RF11
b)	Nature of the transaction	Acquisition of shares through the Company's Dividend Reinvestment Plan (DRIP).
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£5.576874	1,040
d)	Aggregated information - Aggregated volume - Total price	1,040 shares £5,799.95
e)	Date of the transaction	13 September 2022
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	John Myers
2	Reason for the notification
a)	Position/status	Managing Director, North America
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Rentokil Initial plc
b)	LEI	549300VN4WV7Z6T14K68
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 1p each ISIN: GB00B082RF11
b)	Nature of the transaction	Acquisition of shares through the Company's Dividend Reinvestment Plan (DRIP).
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£5.576874	1,500
d)	Aggregated information - Aggregated volume - Price	1,500 shares £8,365.31
e)	Date of the transaction	13 September 2022
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Andy Ransom
2	Reason for the notification
a)	Position/status	Chief Executive
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Rentokil Initial plc
b)	LEI	549300VN4WV7Z6T14K68
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 1p each ISIN: GB00B082RF11
b)	Nature of the transaction	Acquisition of shares through the Company's Dividend Reinvestment Plan (DRIP).
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£5.576874	373
d)	Aggregated information - Aggregated volume - Total price	373 shares £2,080.17
e)	Date of the transaction	13 September 2022
f)	Place of the transaction	London Stock Exchange (XLON)

Enquiries:

Catherine Stead, Company Secretary     Rentokil Initial plc        07826 533700

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 14 September 2022	RENTOKIL INITIAL PLC
/s/ Catherine Stead
Name: Catherine Stead
Title: Company Secretary